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The Peninsular and Oriental
Steam Navigation Company
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Securities & Exchange Commission
Division of Corporate Finance Room 3094 Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

9 April 2003

Dear Sirs

CONTAINER TERMINAL EXPANSION AT LAEM CHABANG

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

pp

Sandra Scott
Deputy Company Secretary

enc



News Release

9 April 2003

CONTAINER TERMINAL EXPANSION AT LAEM CHABANG

P&O Ports announces that Laem Chabang International Terminal (LCIT) has been granted a 30 year concession to equip and operate the C3 container terminal at the port of Laem Chabang in Thailand. The C3 terminal is anticipated to commence operation from mid-2004 and the total estimated equipment cost is US$45 million of which approximately US$25 million will be incurred in 2004 with the balance in later years.

The terminal is adjacent to the existing B5 container terminal operated by LCIT and will provide deep water draft of 16 metres, quay line of 500 metres and an estimated capacity of over 800,000 teus. LCIT will become the only multi-berth common user terminal at Laem Chabang in 2004 and will have a combined capacity of over 1.6 million teus.

The Thai market has experienced strong container volume growth in recent years. Laem Chabang port had an estimated average annual growth in container volumes of 14% for the period 1999 to 2002.

Commenting on the announcement, Robert Woods, Executive Chairman of P&O Ports said: "We are pleased to announce the expansion of the facilities in Laem Chabang. The proximity of the new C3 terminal to our existing operations will provide efficiency benefits via joint operation of the terminals. This builds on our strategy of expanding the scale of our existing container terminal portfolio in strong growth regions."

Further information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

Notes to editors:

1. P&O Ports is a leading global port operator. With 25 container terminals and logistics operations in 84 ports it has a presence in 17 countries. In 2002 P&O Ports total throughput was 12.3 million teus.

2. P&O Ports has a 34.5% interest in Laem Chabang International Terminal (LCIT). Capital expenditure required to equip the new terminal is intended to be financed by LCIT. In 2002 total throughput at the existing LCIT container terminal was 724,000 teus.

3. TEU = twentyfoot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container industry.

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